July 30, 2019

Gerald Ellenburg
Chairman and Chief Executive Officer
ERC Homebuilders 1, Inc.
2738 Falkenburg Road South
Riverview, FL 33578

       Re: ERC Homebuilders 1, Inc.
           Amendment No. 2 to Offering Statement on Form 1-A
           Filed July 15, 2019
           File No. 24-10987

Dear Mr. Ellenburg:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 9, 2019 letter.

Amendment 2 to Offering Statement on Form 1-A filed July 15, 2019

General, page i

1. It appears to us that ERC Parent may be a co-issuer of the securities. As such, please revise to include ERC Parent as a co-issuer of the securities offered and include all related disclosure for ERC Parent or advise.
2. In this regard, it appears that the aggregate amount of the offerings of ERC Parent and
      ERC Homebuilders 1, Inc. and ERC Homebuilders 2, Inc. would exceed the $50 million limitation for Tier 2 offerings pursuant to Regulation A. Please advise.
Exhibit 12, page 1
 Gerald Ellenburg
ERC Homebuilders 1, Inc.
July 30, 2019
Page 2
3. The disclaimer that "No opinion is being rendered hereby with respect to the truth and accuracy, or completeness of the offering statement or any portion thereof" is inappropriate because the legal opinion is part of the offering statement. Please file a revised legal opinion.
4. Please have counsel revise the legal opinion to opine as to the laws of Delaware, your state of incorporation.
5. Please have counsel revise the legal opinion to consent to the prospectus discussion of the legal opinion and being named in the registration statement. See Staff Legal Bulletin No.
         19 Section IV.
Offering Circular's Cover Page, page 1

6. You disclose that "the minimum investment is $504 (84 shares)" in the paragraph after footnote (2). Please revise your disclosure to reflect that the minimum investment is $500
         (83.33 shares).
        You may contact Ameen Hamady at (202) 551-3891 or Terence O'Brien at
(202) 551-
3355 if you have questions regarding comments on the financial statements and related matters. Please contact Ed Kelly at (202) 551-3728 or Sherry Haywood at (202) 551-3345 with any other questions.



                                                               Sincerely,
FirstName LastNameGerald Ellenburg
                                                               Division of
Corporation Finance
Comapany NameERC Homebuilders 1, Inc.
                                                               Office of
Manufacturing and
July 30, 2019 Page 2                                           Construction
FirstName LastName